Filed Pursuant to Rule 424(b)(5)

Registration No. 333-187424

AMENDMENT NO. 1 DATED JUNE 20, 2013 TO

PROSPECTUS SUPPLEMENT DATED JUNE 7, 2013

(To Prospectus dated May 1, 2013)

SUBSCRIPTION RIGHTS TO PURCHASE UP TO 51,124,744 SHARES

OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF

SUBSCRIPTION RIGHTS AT $9.78 PER SHARE

This amendment No. 1 to prospectus supplement amends and supplements the prospectus supplement dated June 7, 2013 (the “prospectus supplement”) relating to our offering of transferable subscription rights to purchase up to an aggregate of 51,124,744 shares of our common stock (the “Common Stock”). We refer to this offering as the “rights offering.”

This amendment no. 1 to prospectus supplement should be read in conjunction with the prospectus supplement and the prospectus dated May 1, 2013 (the “prospectus”), each of which are to be delivered with this amendment no. 1 to prospectus supplement. This amendment no. 1 to prospectus supplement amends and supplements only the information set forth herein and all other information contained in the prospectus supplement remains the same. To the extent any inconsistency or conflict exists between the information included in this amendment no. 1 to prospectus supplement and the information included in the prospectus supplement or the prospectus, the information included in this amendment no. 1 to prospectus supplement updates and supersedes the information in the prospectus supplement and the prospectus.

You should carefully consider whether to exercise your subscription rights before the rights offering expires. The exercise of subscription rights and the purchase of shares of Common Stock involves a high degree of risk. You should read “Risk Factors” beginning on page S-34 of the prospectus supplement.

Our Board is making no recommendation to any stockholder regarding your exercise of the subscription rights.

The shares of Common Stock to be issued upon exercise of the subscription rights, like our existing shares of Common Stock, will be listed for trading on the NASDAQ Global Select Market under the symbol “FDML.” The last reported sales price of our Common Stock on June 6, 2013 was $9.61 per share. The Company has been informed that actions have been taken by a market-maker to list the subscription rights on the OTC Bulletin Board.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of these securities or determined if this amendment no. 1 to prospectus supplement or the prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this amendment no. 1 to prospectus supplement is June 20, 2013.

TABLE OF CONTENTS

Page
SUMMARY	S-1
USE OF PROCEEDS	S-1
THE RIGHTS OFFERING	S-1

You should rely only on the information contained or incorporated by reference in this amendment no. 1 to prospectus supplement, the prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this amendment no. 1 to prospectus supplement, the prospectus supplement and the prospectus is accurate only as of their respective dates regardless of the time of delivery thereof or the time of any exercise of the subscription rights. Our business, financial condition, results of operations and prospects may have changed since the date of this amendment no. 1 to prospectus supplement, the prospectus supplement or the prospectus.

We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this amendment no. 1 to prospectus supplement, the prospectus supplement or the prospectus in that jurisdiction. Persons who come into possession of this amendment no. 1 to prospectus supplement, the prospectus supplement or the prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this amendment no. 1 to prospectus supplement, the prospectus supplement or the prospectus applicable to those jurisdictions.

S-i

SUMMARY

Recent Developments

Proposed Refinancing Transactions

We commenced the rights offering on June 7, 2013. At that time, we had initiated discussions with potential financing sources in connection with the Refinancing of our outstanding indebtedness, and we expected that the Refinancing would be completed shortly after the completion of the rights offering. Due to volatile market conditions, we intend to defer the refinancing activities. We will continue to evaluate market conditions and other relevant factors in connection with the potential refinancing of all or a portion of our outstanding indebtedness. There can be no assurances as to the ultimate timing or terms of any such refinancing. The completion of the rights offering is not conditioned upon the completion of the Refinancing.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of Common Stock offered in the rights offering, after deducting estimated offering expenses, will be approximately $499.5 million. We intend to use the proceeds of the rights offering, subject to the completion of the Refinancing or other potential refinancing actions, to repay a portion of our existing indebtedness under our existing credit facility and for general corporate purposes, including but not limited to operational restructuring actions, pension payments, working capital and capital expenditures.

Our management and our Board will retain broad discretion in deciding how to allocate the net proceeds of this rights offering and with respect to any refinancing. The precise amounts and timing of our use of the net proceeds will depend upon market conditions, the availability of other funds and the completion of the Refinancing or other refinancing actions, among other factors.

All descriptions of the use of proceeds contained in the prospectus supplement shall be deemed to provide for the updated information set forth in this amendment no. 1 to prospectus supplement.

THE RIGHTS OFFERING

Extension of Expiration Date

We have extended the expiration date for the exercise of subscription rights to 5:00 p.m. EDT on July 1, 2013.

All references contained in the prospectus supplement to the expiration date, expiration of the rights offering, expiration of the subscription rights or similar phrases shall be deemed to refer to 5:00 p.m. EDT on July 1, 2013.

Withdrawal of Subscription Rights Exercise

Rights holders may elect to withdraw the exercise of any previously exercised subscription rights until the rights offering expires at 5:00 p.m. EDT on July 1, 2013.

Any record holder who wishes to withdraw the exercise of its previously exercised subscription rights should contact Computershare Trust Company, N.A., the subscription agent for the rights offering, by calling 1-800-546-5141. Any rights holder who holds its subscription rights in the name of a broker, dealer, custodian bank or other nominee, should contact such broker, dealer, custodian bank or other nominee directly with instructions regarding the withdraw of the exercise of previously exercised rights.

S-1

All references contained in the prospectus supplement providing that the exercise of subscription rights is irrevocable shall be deemed to be amended to provide that rights holders may withdraw the exercise of subscription rights as provided in this amendment no. 1 to prospectus supplement.

S-2